UPFC AUTO FINANCING CORPORATION

421 W. Harwood Road, Suite 110

Hurst, Texas 76054

(817) 282-9451

November 15, 2006

VIA FACSIMILE AND EDGAR

Hanna T. Teshome, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Re:	UPFC Auto Financing Corporation
Amendment No. 3 to Registration Statement on Form S-3
File No. 333-137374
Request for Acceleration

Dear Ms. Teshome,

Pursuant to your conversation with our counsel, Mr. Frank C. Lin of Mitchell Silberberg & Knupp LLP, please be advised that UPFC Auto Financing Corporation (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, as amended (the “filing”), and that it be declared effective on November 17, 2006, at 9:00 A.M., or as soon thereafter as is practicable. The Registrant will advise you of any change in its plans with regard to the date of the effectiveness declaration of the Registration Statement.

The Registrant further hereby acknowledges that:

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to that filing;

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 15, 2006

Please advise our counsel, Mr. Andrew E. Katz of Mitchell Silberberg & Knupp LLP, at 310-312-3738 as soon as the Registration Statement, as amended, has been declared effective. Thank you for your cooperation and assistance.

Very truly yours,

/s/ Arash A. Khazei
Arash A. Khazei
Chief Financial Officer

cc:	Andrew E. Katz, Esq.